UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Evans & Sutherland Computer Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

299096 107

(CUSIP Number)

Peter R. Kellogg

48 Wall Street

30th Floor

New York, New York 10005

(212) 389-5841

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 16, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 299096 107
1.	Names of Reporting Persons
Peter R. Kellogg
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
3,066,618
	8.	Shared Voting Power
	9.	Sole Dispositive Power
3,066,618
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,066,618
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
27.4%
14.	Type of Reporting Person (See Instructions)
IN

Introduction

This Amendment No. 8 ("AMENDMENT NO. 8") to Schedule 13D is being filed pursuant to Rule13d-1(f) regarding shares of the common stock, par value $0.20 per share (the "SHARES"), of Evans & Sutherland Computer Corporation, a Utah corporation (the "COMPANY") that may be deemed to be beneficially owned by Peter R. Kellogg.

This Amendment No. 8 amends and supplements the statement on Amendment No. 7 to Schedule 13D filed on July 3, 2014 relating to the Shares. This Amendment No. 8 reflects transactions and developments through the date hereof, relating to the Reporting Person's holdings of the Company. Only those items hereby reported in this Amendment No. 8 are amended and all other items remain unchanged. Terms used herein but not otherwise defined shall have the meanings set forth in the Schedule 13D, as amended.

Item 2	Identity and Background

(a) This Amendment No. 8 is filed on behalf of Peter R. Kellogg and IAT Reinsurance Company, Ltd., a Bermuda limited liability company (“IAT"). Mr. Kellogg is the sole owner of IAT’s voting stock, is a member of IAT’s board of directors, and is the President and CEO of IAT. A joint filing agreement of Mr. Kellogg and IAT is attached as Exhibit A to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on September 5, 2012 and incorporated by reference herein.

(b) The business address for Mr. Kellogg and IAT is 48 Wall Street, 30th floor, New York, NY 10005.

(c), (f) Mr. Kellogg is an American citizen and a private investor. IAT is a reinsurance company incorporated in Bermuda.

(d)-(e) In September 2014, Mr. Kellogg settled charges by the Securities and Exchange Commission relating to the failure to promptly report information about his holdings and transactions on stock of publicly traded companies. Under the terms of settlement, Mr. Kellogg paid a fine of $100,000 and to cease and desist from further violations of Sections 13(d) and 16(a) of the Exchange Act and Rules 13d-1, 13d-2 and 16a-3 promulgated thereunder.

Item 5.	Interest in Securities of the Issuer

(a) As of the close of business on the date hereof, the Mr. Kellogg beneficially owned an aggregate of 3,066,618, constituting approximately 27.4% of the Shares outstanding.

(b) Mr. Kellogg has the sole dispositive and voting power of the Shares reported herein.

(c) During the past 60 days, the Reporting Person has engaged in the following transactions in the Shares:

Transaction Date	Shares Purchased	Price Per Share
September 7, 2016	16,900	$0.7155
September 8, 2016	20,700	$0.75
September 9, 2016	11,400	$0.7975
September 14, 2016	80,500	$0.9214
September 16, 2016	13,500	$0.85

(d) To the extent IAT owns any Shares, the non-voting stockholders of IAT have the right to participate in the receipt of dividends from, or proceeds from the sale of, the common shares held by them in accordance with their ownership interest in IAT.

(e) Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 16, 2016
DATE

IAT REINSURANCE COMPANY LTD.

/s/ Marguerite R. Gorman, attorney in fact
Peter R. Kellogg, President & CEO

/s/ Marguerite R. Gorman, attorney in fact
Peter R. Kellogg

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